MAIL STOP 3561
      November 8, 2005

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Amendment No. 2 to Registration Statement on
   Form S-1
   Filed September 29, 2005
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

2. We note the revised disclosure detailing certain changes to the underwriter`s compensation, including the deposit of a portion of the underwriter`s expense allowance and the underwriter`s discount in the
trust account and the agreement of the underwriter to forfeit its compensation in the event that the company does not consummate a
business combination or the trust account is liquidated.   Please
disclose the reasoning and rationale behind these revisions.

Prospectus Cover Page

3. We note that you have applied for listing on the American Stock Exchange. Please advise us of the standard you seek to list under and how you satisfy the criteria under such standard.

4. We note that a substantial portion of the underwriter`s compensation will be deferred and payable out of the trust funds upon the consummation of a business combination. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when the distribution of the securities will end.

5. Because the deferred underwriter`s compensation will be held in the trust account, please revise your disclosure in the appropriate section to clarify if the deferred compensation will be included as net tangible assets when calculating the 80 percent fair value requirement.

Prospectus Summary, page 1

6. We note that you define "middle market" companies as those that are valued under $300 million. Please revise to clarify if there is a lower limit to this term. Is a company worth $10 million a middle market company?

7. We note your belief that you will succeed because of the experience your management team has in "sourcing, negotiating and consummating acquisitions." Because you could acquire a company in any industry, please revise the appropriate section to discuss how their experience in a specific industry would translate to every industry as the disclosure indicates.

Risk Factors, page 9

8. We note risk factor 22 discussing the risk associated with delisting from the American Stock Exchange. If you have already received provisional approval to be listed, please advise, if not, please revise this risk factor to clarify that point.

Use of Proceeds, page 20

9. We note your response to comment three of our letter dated September 22, 2005 that the judgment of management is that you will have sufficient funds not held in trust even if you were to pay a no-shop, deposit, or similar fee. Please revise to clarify if any no-shop fee is limited to a certain amount. Is it limited to just a percentage of working capital? Are you able to use funds allocated to due diligence or other line items to fund a deposit? If a deposit consisted of all of working capital, how will you reimburse officers or others who will need reimbursements? Considering management has not conducted any search or research efforts, please clarify how management reached this judgement.

10. We note your response to comment four. Of the response from the letter, you have only included one sentence in the prospectus.
The
comment was seeking substantiation in the prospectus. Please revise or advise. Also, we note that this experience is primarily in the "consumer and industrial product sectors." Please revise to clarify whether this belief applies to companies outside of these sectors. Substantiate any belief you have that you can adequately estimate the cost associated with companies that management does not have experience in.

11. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $500,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $340,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence.

Proposed Business, page 27

12. Please revise to discuss your intended search process in more detail since you are able to acquire companies outside of management`s expertise. Please revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the consumer or industrial products sectors. Revise to explain how you will evaluate companies that management has no experience in. Also, discuss the risks associated with management`s ability to look outside of their expertise.

13. We do not understand your response to comment 10. Please revise to explain how "industry consolidations" would provide you with transactions to consider. If an industry is consolidating, it would appear that the number of existing of businesses are being reduced.

14. Your discussion of competitive strengths on page 28 would be moot if you could acquire a company outside of management`s expertise. As such, we do not see how this is a competitive advantage, since the possibility of you acquiring a company outside your initial focus is not ascertainable.

15. We note your response to comment 11. Please advise how the inclusion of the phrase "directly or indirectly" responds to the comment. It is not readily apparent that any payment by a third party or potential target before or after a merger in connection with a merger would be encompassed by your use of the term "indirectly."

16. We note the additional language that management may receive fees in the future "subject to their fiduciary obligations under Delaware law." Please elaborate in this document so that a reasonable investor would understand your reference to Delaware law. Are you implying that there is some monetary limitation on any future salaries or that a review process required?

Principal Stockholders, page 43

17. We reissue comment 16. It would appear that the agreement to purchase the warrants would constitute a bid during the restricted period. Also, please refer to the no-action letter from the Division of Market Regulation dated October 12, 2005. See http://www.sec.gov/divisions/marketreg/mr-noaction/keyhosp101205.htm.

Certain Transactions, page 45

18. Provide additional disclosure here, and in Part II under Item
15,
concerning the offer and sale of shares by Grand Cru Management to the enumerated individuals, including the timing of such sales and the exemption(s) from registration relied upon. We may have further comment.

Part II

Exhibits

19. We note your response to comment 20. Please file the exhibit for our review. If "the individual" is still the undersigned as in your original exhibit, we do not understand how such person will not have non public information. Please advise.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
November 8, 2005
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